EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Final Results of Special Tender Offer for 5% of the Shares of Walla! Communications Ltd. by Bezeq’s subsidiary Bezeq International Ltd.

Tel Aviv, Israel – August 30, 2010 - Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on August 29, 2010, the special tender offer for the purchase of approximately 5% of the shares of Walla! Communications Ltd. (”Walla”) made by Bezeq International Ltd. (“Bezeq International”) was completed upon the expiration of the additional four day offer period.  During the additional offer period Walla shareholders who had not responded or objected to the tender offer during the initial offer period were entitled to tender their Walla shares.  Upon the expiration of the additional offer period, 10.46% or 4,757,010 of Walla’s outstanding shares had been tendered, at a price of NIS 6.0 per share.

According to the terms of the tender offer, Bezeq will purchase 5% of Walla’s outstanding shares in the tender offer, or 2,274,299 shares of Walla, at a price of NIS 6.0 per share, or an aggregate price of approximately NIS 13.6 million.  Accordingly, the actual percentage of shares to be purchased from each of the tendering Walla shareholders will be 47.81% of the shares tendered by them.